Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-166352
June 1, 2010
Nobao Renewable Energy Holdings Limited
Nobao Renewable Energy Holdings Limited, or our company, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for this offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents our company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling: UBS Investment Bank (1-877-827-6444 x561-3884) or Citigroup Global Markets Inc. (1-800-831-9146) (calling these numbers is not toll free outside the United States). You may also access our company’s most recent preliminary prospectus dated June 1, 2010, which is included in Amendment No. 3 to our company’s registration statement on Form F-1, as filed with the SEC via EDGAR on June 1, 2010, or Amendment No. 3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1489067/000095012310054559/h03890a3fv1za.htm.
The following information supplements and updates the information contained in our company’s preliminary prospectus dated May 17, 2010. This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(1)     Under the heading “Critical Accounting Policies and Estimates-— Revenue Recognition—EMC Revenues,” the fourth to last sentence in the second full paragraph on page 60 is revised and expanded as follows:
To determine the discount rates of our EMC customers, we engaged an independent valuation consultant to assist us in estimating our EMC customers’ credit ratings and incremental borrowing rates. In assisting us with such estimation, the independent valuation consultant relied on financial information and other related data provided by us, but did not audit or independently verify such financial information and data. Although our management considered and relied in part on reports prepared by the independent valuation consultant, the determination of the discount rates of our EMC customers was made by us and not the consultant.
(2)     Under the heading “Discussion of Certain Balance Sheet Items — Finance Lease Receivables,” the table under the first full paragraph on page 75 is revised as follows:

	As of December 31,				As of March 31,
	2007	2008	2009		2010
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)

Non-current finance lease gross receivables	1,673	8,615	243,385	35,657	237,018	34,724
Current finance lease gross receivables	195	1,048	16,613	2,434	17,502	2,564

Total finance lease gross receivables	1,868	9,663	259,998	38,090	254,520	37,288

PRINCIPAL AND SELLING SHAREHOLDERS
(3)     The table on page 118 to 119 (including footnotes) is revised as follows:

	Ordinary Shares				Ordinary Shares
	Beneficially Owned Prior		Ordinary Shares Being		Beneficially Owned After
	to this Offering		Sold in this Offering(1)		this Offering(1)
	Number(2)	%(3)	Number(2)	%(3)	Number(2)	%(3)

Directors and Executive Officers:
Kwok Ping Sun(4)	135,894,620	61.9%	2,430,000	1.1%	133,464,620	48.8%
Shelby Chen	—	—	—	—	—	—
Ping Song	*	*	—	—	*	*
Arthur Wong	—	—	—	—	—	—
Jian Xiong	—	—	—	—	—	—
Tao Chen	*	*	—	—	*	*
Jun Chen	*	*	—	—	*	*
All Directors and Executive Officers as a Group(5)	136,503,260	62.0%	2,430,000	1.1%	134,073,260	48.9%
Principal and Selling Shareholders:
Tai Feng Investments Limited(4)	135,894,620	61.9%	2,430,000	1.1%	133,464,620	48.8%
China Environment Fund III, L.P.(6)	76,341,020	34.8%	5,670,000	2.6%	70,671,020	25.8%

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Assumes that the underwriters exercise in full of the over-allotment option.

(2)	Beneficial ownership of each listed person in the table is determined assuming the conversion of all outstanding preferred shares into ordinary shares and the exercise of all share options held by such person exercisable within 60 days after the date of this prospectus.

(3)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person exercisable within 60 days after the date of this prospectus. The calculation of this number also assumes the conversion of all of our preferred shares into ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to and in this offering is based on 219,532,400 shares outstanding as of the date of this prospectus (including ordinary shares convertible from our outstanding preferred shares) plus the number of shares underlying options held by such person exercisable within 60 days after the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 273,532,400 shares outstanding immediately after the completion of this offering plus the number of shares underlying options held by such persons exercisable within 60 days after the date of this prospectus.

(4)	Includes 135,894,620 ordinary shares held by Tai Feng Investments Limited, a British Virgin Islands Company, which is wholly owned by Mr. Kwok Ping Sun. The registered office of Tai Feng Investments Limited is at P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.
(5)	Includes ordinary shares and ordinary shares issuable upon conversion of outstanding preferred shares and exercise of all of the options that are exercisable within 60 days after the date of this prospectus held by all of our directors and executive officers as a group.

(6)	Includes 73,597,200 ordinary shares issuable upon conversion of series A preferred shares and 2,743,820 ordinary shares held by China Environment Fund III, L.P., an exempted partnership organized and existing under the laws of the Cayman Islands, with its registered office at c/o Walkers SPV Limited, P.O. Box 908, George Town, Cayman Islands. Voting, investment power and dispositive authority over the ordinary shares held by China Environment Fund III, L.P. are exercised by its investment committee, which consists of Shelby Chen, Austin Jieh, Patrick Tam, Don Ye and Larry Zhang.